Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 24, 2006 (except for the final paragraph of Note 1 and paragraph 3 of Note 2, as to which the date is June 22, 2006) with respect to the consolidated financial statements and schedule of NextWave Wireless LLC for the period from April 13, 2005 (date of inception) to December 31, 2005 included in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-137388) and related Prospectus of NextWave Wireless Inc. expected to be filed with the Securities and Exchange Commission on or about November 6, 2006, for the registration of shares of its common stock.

/s/ Ernst & Young LLP

San Diego, California
November 3, 2006